U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Greenway                          James                  E.
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   (Last)                            (First)              (Middle)

                         1818 Market Street, 33rd Floor
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                                    (Street)

  Philadelphia                         PA                   19103
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        Right Management Consultants, Inc. (RMCI)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     12/01

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5.   If Amendment, Date of Original (Month/Year)

     12/01

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

        Executive Vice President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock (1), (4)                 4/30/01          T             206          A     $10.1349                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1), (4)                 5/31/01          T             191          A     $10.9083                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1), (4)                 6/29/01          T             141          A     $14.68                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1), (4)                 7/31/01          T             155          A     $13.5802                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1), (4)                 8/31/01          T             167          A     $12.467                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1), (4)                 9/28/01          T             119          A     $17.5213                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1), (4)                 10/31/01         T             107          A     $19.6267                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1), (4)                 11/30/01         T             130          A     $16.12                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1), (4)                 12/31/01         T             141          A     $14.7093      8,105        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (2)                                                     (2)          (2)                   (2)        I         401k
                                                                                                                             Trust
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                RMCI
Non-qualified                                                                   Common
Stock Options (3)   $16.00   7/26/01  A         7,500        7/26/02  7/25/11   Stock    7,500                        D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                RMCI
Non-qualified                                                                   Common
Stock Options (3)   $21.94   10/8/01  A         7,500        10/8/02  10/7/11   Stock    7,500             88,875     D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) These common shares were purchased through RMCI's Employee Stock Purchase Plan which is exempt under Section 16 of the Securities Exchange Act. This information has been adjusted to reflect the 3-for-2 stock splits effective 4-6-01 and 11-1-01.

(2) The total dollar balance at 12-31-01 in the RMCI Stock Fund for the Company's 401k Plan held by Mr. Greenway was $161,625.97. The number of shares held in this RMCI Stock Fund is not readily determinable.

(3) These stock options vest over a three year period. One-third becomes exercisable each year beginning with a year from their respective transaction dates.

(4) The amount of common shares owned at the end of the year includes 6,750 shares held directly by Mr. Greenway in an IRA account of which his wife is the beneficiary.



      /s/ James E. Greenway                                     10/11/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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